Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is an excerpt from an online shareholder newsletter, which is available on www.bhpbilliton.com.

Our Offer For Rio Tinto

History of the offer

BHP Billiton approached Rio Tinto on 1 November 2007 with a proposal to combine the two companies. We put before the Board of Rio Tinto a very substantial implied premium to the market value of Rio Tinto at that time.

Subsequently following significant market speculation, on 12 November 2007 we publicly announced our proposal to combine both Rio Tinto and BHP Billiton to create an unparalleled global resources company with the ability to create significant synergies and value for shareholders.

Extensive consultations with the shareholders and stakeholders of both Rio Tinto and BHP Billiton following this announcement indicated a clear understanding of the logic of the combination.

On 6 February 2008 BHP Billiton formalised its proposal by making a pre-conditional offer to Rio Tinto shareholders to combine Rio Tinto with BHP Billiton by offering 3.4 BHP Billiton shares for each Rio Tinto share.

Overview of the offer

BHP Billiton’s offer provides Rio Tinto shareholders with:

—	A fixed exchange ratio of 3.4 BHP Billiton shares for each Rio Tinto share

—	A premium of 45 per cent – based on the volume weighted average market values of Rio Tinto and BHP Billiton companies for the month up to the date of the original proposal; and

—	The opportunity for Rio Tinto shareholders to share in the merger benefits from continued ownership.

BHP Billiton also proposes a buyback of up to US$30bn within one year of completion of the transaction if BHP Billiton acquires 100% of the Rio Tinto plc and Rio Tinto Ltd shares on the current 3.4 for one offer terms.

Benefits of the offer for BHP Billiton shareholders

The Board of BHP Billiton believes that the combination of BHP Billiton and Rio Tinto is value enhancing for BHP Billiton shareholders.

In creating the world’s premier diversified natural resources company BHP Billiton shareholders would benefit from:

—

Pro-rata exposure to post combination quantified synergies and other benefits—total quantified synergies are expected to contribute a total incremental EBITDA of US$3.7bn nominal per annum within seven years of completion of the acquisition[1];

—	A strengthened asset portfolio and future growth pipeline;

—	The acquisition is expected to be accretive to BHP Billiton’s earnings per share (after adjusting for the proposed share buyback and excluding depreciation on the write-up of Rio Tinto’s assets) and cash flow per share (after adjusting for the proposed share buyback) from the first full fiscal year following completion of the acquisition; and

—	An opportunity to participate in the proposed initial share buyback of up to US$30bn if BHP Billiton acquires 100% of the Rio Tinto plc and Rio Tinto Ltd shares on the current 3.4 for one offer terms

[1]	Assuming that following completion, BHP Billiton acquires 100% of the shares in Rio Tinto Limited and Rio Tinto Plc without undue delay.

What do BHP Billiton shareholders need to do?

At this stage, shareholders of BHP Billiton and Rio Tinto are not required to do anything.

The offer is subject to pre-conditions relating to certain merger control and other regulatory approvals in a number of jurisdictions. The necessary clearances are expected to be received during the second half of 2008.

Shareholders will continue to be kept up to date on the offer as it proceeds. In the meantime, shareholders can access more information by either accessing the various announcements which have been made through the links below, or asking any questions regarding the offer that you may have by contacting the Shareholder Information Helpline on the numbers below.

Letter to shareholders / Announcements

On 7 February 2008, Don Argus, BHP Billiton Chairman wrote to shareholders.

To see more details on this offer.

BHP Billiton offer for Rio Tinto—Shareholder Information Helpline

Australia:	1300 766 363 (for callers outside Australia & NZ: dial +61 3 9415 4365)

New Zealand:	0800 668 228

EU / UK:	00 800 6520 6520 (for callers outside the EU: dial +44 117 378 5973)

South Africa:	0800 202 361 (for callers outside South Africa: dial +27 11 3730004)

United States:	800 339 1045 (for BHP Billiton/Rio Tinto ADR holders calling outside of the United States dial: +1 212 440 9800)

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited Shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.